

October 7, 2010

VIA U.S. MAIL

James Gouin
Chief Financial Officer
Tower International, Inc.
17672 Laurel Park Drive North, Suite 400E
Livonia, MI 48152

Re: **Tower International, Inc.**
        Amendment No. 9 to Registration Statement on Form S-1
        Filed October 4, 2010
        File No. 333-165200

Dear Mr. Gouin:

        We have reviewed your response to our letter dated September 24, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Summary Consolidated Financial Data, page 13

1. Refer to Footnote (6) on page 16. The footnotes to the pro formas should make the computation of pro forma EPS transparent to investors. That is, from the information in the footnote, we would expect to be able to understand and recreate your computation. In this instance, we have been able to do so using the numerical information presented in the first paragraph under "Recent Developments" on page 8. For clarity, please expand your footnote here and in Selected Financial Data to also include that numerical information. Specifically, we refer to the sentence beginning "If we had consummated the notes offering and the retirement of our first lien term loan on January 1, 2009, on an adjusted unaudited basis (i) we would have . . ." Please include that sentence and the information that follows in the above referenced footnotes.

2. Refer to Footnote (5) on page 16. In this instance, it appears that additional numerical information is required to be presented in the footnote for transparency. We note that you repaid your revolving credit facility. However, from the information presented, we are unable to determine the amount of the related interest incurred during the periods presented. In addition, we are unable to determine the weighted average interest rate assumed in connection with the other debt to be repaid. Please expand your disclosures to clearly state that rate as well as the actual amount of related interest expense that you have assumed to have been repaid. We would not object if you elected to also include a pro forma income statement presentation for clarity.

Dilution, page 51

3. Please provide us with your computation of the $57.2 million of pro forma net tangible book value at June 30, 2010. Further, to the extent this calculation is inclusive of the Notes offering, please expand the first paragraph to so indicate and disclose the dollar impact on actual net tangible book value and related per share amount, after giving effect to the Corporate Conversion.

4. See the last paragraph on page 52. Please disclose the dollar impact to the financial statements from assumed issuance of the RSU's.

Age of Financial Statements

5. Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

6. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Exhibit 5.1

7. The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that the opinion will be refiled dated the date of effectiveness.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (973) 597-2553
        Michael J. Reinhardt, Esq.
        Lowenstein Sandler PC